UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                                    UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934



                        For the month of September, 2001

                       CAPITAL ENVIRONMENTAL RESOURCE INC.
                 (Translation of registrant's name into English)

             1005 Skyview Drive, Burlington, Ontario, Canada L7P 5B1
                     (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)
Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ]No [X]

                        --------------------------------

Exhibit 99.1 -- Press Release dated September 10, 2001 of Capital Environmental Resource Inc.

                                   SIGNATURES

         Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            CAPITAL ENVIRONMENTAL
                                            RESOURCE INC.



Date:  September 21, 2001                   By:      /s/ Dennis Nolan
                                               --------------------------------
                                               Dennis Nolan
                                               Executive Vice President and
                                                 General Counsel